NSAR                                                                                                                     Question 77C

The Spain Fund, Inc.

The Annual Meeting of Stockholders of The Spain Fund, Inc. (“the Fund”) was held on April 4, 2008.

A description of the proposal and number of shares voted at the meeting are as follows:

To elect two Directors for a term of three years and until his successor is duly elected and qualifies. Class One (term expires 2011) Baldomero Falcones Jacquotot Daniel de Fernando Garcia	Voted For 6,414,380 6,415,789	Abstain/ Authority Withheld 139,445 138,036